December 27, 2005


John P. Rielly
Chief Financial Officer
Amerada Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

	Re:	Amerada Hess Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
Filed May 6, 2005, August 5, 2005 and November 7, 2005
		File No. 1-1204

Dear Mr. John P. Rielly:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Fiscal Year Ended December 31, 2004

Legal Proceedings, page 10

1. Please expand your disclosure to include assessments of the likelihood of loss and obligations by matter using terms as defined in paragraph 3 of SFAS 5. Include like disclosure in your audited financial statement footnotes.

Statement of Consolidated Income, page 43

2. We note your "cost of products sold" does not include depreciation, depletion and amortization. It appears you will either need to include a parenthetical disclosure of your depreciation, depletion and amortization which is attributable to your cost of sales, as required by SAB Topic 11B, or tell us why this literature would not apply.

Note 1 Summary of Significant Accounting Policies, page 47

Asset Retirement Obligations

3. Please expand your disclosure to address how you account for asset retirement obligations that cannot be reasonably estimated.
Additionally explain that is the case, if true, and the reasons it cannot be reasonably estimated. Refer to paragraph 22 of SFAS
143.

Interest Capitalization

4. Disclose your accounting policy for interest capitalization.

Note 5 Refining Joint Venture, page 53

5. Please clarify when the note due from PDVSA is required or expected to be paid. We note your Management`s Discussion and Analysis disclosure that you expect to collect the amounts due.

Note 12 Provision for Income Taxes, page 61

6. Please reconcile the disclosure of your deferred tax assets and liabilities to the amounts reported on your balance sheet. In this regard it may be helpful to readers in understanding how you have presented your deferred tax assets and liabilities if you provided disclosures of how your footnote agrees to your balance sheet presentation.
Note 13, Stockholders` Equity and Net Income Per Share, page 63

7. We note your disclosure regarding your seven percent cumulative mandatory convertible preferred shares and your three percent cumulative convertible preferred shares which appear to be convertible into a variable number of your common shares. Please address the following:

* With respect to your seven percent mandatory convertible preferred shares, tell us how you considered paragraph 12 of SFAS 150 in concluding that these instruments did not represent a liability.

* Demonstrate whether the conversion option is conventional convertible. Refer to paragraph 4 of EITF 00-19 and to EITF 05-02.

* Explain in detail how you considered the provisions of SFAS 133 and
00-19 in accounting for the embedded conversion option associated with your convertible preferred stock instruments.

* Specifically address whether shares issued upon conversion of your preferred are subject to registration rights and any associated liquidating damages or penalties.

* Expand your disclosure to identify the conversion terms, rights and preferences of you outstanding three percent cumulative convertible preferred stock.

Please also refer to the Division of Corporation Finance`s Current Issues Outline, Section II.B which can be located at:
http://www.sec.gov/divisions/corpfin/ acctdis120105.pdf.

Note 15, Financial Instruments, Non-trading and Trading
Activities,
page 65

8. We note your disclosure which indicates you have a $1,374 before tax deferred loss included in other comprehensive income related your hedging contracts. However, we were unable to locate the associated liability separately on your balance sheet. As such, it appears you may need to present your derivative liabilities and assets as separate components on you balance sheet or clearly indicate in your footnote disclosure the caption including your derivative liabilities and assets. Refer to Rule 5-02 of Regulation S-X.



Supplementary Oil and Gas Data, page 73

Oil and Gas Reserves

9. Indicate, if true, that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.

Item 9A, Controls and Procedures, page 78

10. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls after December 31, 2004. However, Item 308(c) of Regulation S-K requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly.

Form 10-Q for the period ended September 30, 2005

Financial Statements

Note 1

11. Please explain in greater detail why you did not expect the adoption of Interpretation No.47 (FIN 47), Accounting for
Conditional
Asset Retirement Obligations to have a material effect on your financial position or results of operations.

Note 4

12. Please reconcile your disclosure that "At September 30, 2005, $116 million of capitalized costs are associated with wells that are one to three years old. These wells related to three projects which are progressing towards development" with your disclosure in the footnotes to your December 31, 2004 financial statements that:
"The
Corporation does not capitalize the cost of other exploratory wells for more than one year unless proved reserves are found."





Note 11

13. Please explain in greater detail how you determine whether or not your cash flow hedges are effective. Additionally, provide additional insight into the timing of when these contracts are required to be settled.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.



								Sincerely,



								Jill S. Davis
								Branch Chief
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John P. Rielly
Chief Financial Officer
December 27, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010